Exhibit 99.1

Yunji Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

Hangzhou, CHINA, April 21, 2025 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20241.

Fourth Quarter 2024 Highlights

●	Total revenues in the fourth quarter of 2024 were RMB97.1 million (US$13.3 million), compared with RMB149.1 million in the same period of 2023. The change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Repeat purchase rate[2] in the twelve months ended December 31, 2024 was 71.9%.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “As we navigate the current market landscape, we are making progress in repositioning Yunji as the leading platform for organic health products. We have focused our operations on high-margin, high-repeat purchase categories, particularly organic health foods and nutritional products. In 2025, we aim to transform Yunji into an experiential health and wellness destination through our expanding health-focused ecosystem.”

“In the fourth quarter, we optimized our cost structure by refining our staff structure and significantly reducing fulfillment and technology expenses year-over-year. As we enter 2025, we will maintain financial discipline while investing strategically to drive sustainable growth and improve profitability.” said Mr. Yeqing Cui, Senior Financial Director of Yunji.

Fourth Quarter 2024 Unaudited Financial Results

Total revenues were RMB97.1 million (US$13.3 million), compared with RMB149.1 million in the same period of 2023. This change was primarily due to soft consumer confidence and the Company’s continued strategy to refine its product selection across all categories and optimize its selection of suppliers and merchants, which had a near-term impact on sales.

●	Revenues from sales of merchandise were RMB75.5 million (US$10.3 million), compared with RMB112.3 million in the same period of 2023.

●	Revenues from the marketplace business were RMB19.4 million (US$2.7 million), compared with RMB34.3 million in the same period of 2023.

●	Other revenues were RMB2.2 million (US$0.3 million), compared with RMB2.5 million in the same period of 2023.

Total cost of revenues decreased by 36.9% to RMB50.2 million (US$6.9 million), or 51.7% of total revenues, from RMB79.6 million, or 53.4% of total revenues, in the same period of 2023. The decrease was primarily attributable to the change in merchandise sales, for which revenues and cost of revenues are recognized on a gross basis. Total cost of revenues, which primarily comprises the costs related to the sales of merchandise, decreased accordingly in the fourth quarter of 2024.

Total operating expenses increased by 14.9% to RMB126.2 million (US$17.3 million) from RMB109.8 million in the same period of 2023.

●	Fulfillment expenses decreased by 33.9% to RMB16.4 million (US$2.3 million), or 16.9% of total revenues, from RMB24.8 million, or 16.6% of total revenues, in the same period of 2023. The decrease was primarily due to (i) reduced personnel costs as a result of staffing structure refinements, (ii) reduced warehousing and logistics expenses due to lower merchandise sales, and (iii) decreased service fees charged by third-party payment settlement platforms.

●	Sales and marketing expenses increased by 6.0% to RMB30.2 million (US$4.1 million), or 31.1% of total revenues, from RMB28.5 million, or 19.1% of total revenues, in the same period of 2023. The increase was primarily due to an increase in business promotion expenses.

●	Technology and content expenses decreased by 29.2% to RMB8.5 million (US$1.2 million), or 8.8% of total revenues, from RMB12.0 million, or 8.1% of total revenues, in the same period of 2023. The decrease was primarily due to (i) the reduction in personnel costs as a result of staffing structure refinements, and (ii) reduced server costs.

●	General and administrative expenses increased by 59.8% to RMB71.1 million (US$9.7 million), or 73.2% of total revenues, from RMB44.5 million, or 29.8% of total revenues, in the same period of 2023. The increase was primarily due to (i) an increase in severance pay as a result of staffing structure refinements, and (ii) an impairment of long-lived assets other than goodwill, partially offset by a decrease in an allowance for credit losses.

Loss from operations was RMB77.7 million (US$10.6 million), compared with RMB39.5 million in the same period of 2023.

Financial loss, net was RMB2.6 million (US$0.4 million), compared with financial loss, net of RMB23.4 million in the same period of 2023, primarily due to a decrease in the fair value changes of equity securities investments.

Net loss was RMB85.0 million (US$11.7 million), compared with RMB65.9 million in the same period of 2023.

Adjusted net loss (non-GAAP)3 was RMB84.5 million (US$11.6 million), compared with RMB65.0 million in the same period of 2023.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.04 (US$0.01), compared with RMB0.03 in the same period of 2023.

Fiscal Year 2024 Unaudited Financial Results

Total revenues were RMB417.7 million (US$57.2 million), compared with RMB640.2 million in the full year of 2023. The decrease was primarily due to the same factors that led to the quarterly decrease.

●	Revenues from sales of merchandise were RMB330.5 million (US$45.3 million), compared with RMB500.7 million in the full year of 2023.

●	Revenues from the marketplace business were RMB79.5 million (US$10.9 million), compared with RMB130.2 million in the full year of 2023.

●	Other revenues were RMB7.7 million (US$1.0 million), compared with RMB9.3 million in the full year of 2023.

Total cost of revenues decreased by 36.5% to RMB211.3 million (US$28.9 million) from RMB332.8 million in the full year of 2023. This decrease was primarily attributable to the same factors that led to the quarterly decrease.

Total operating expenses were RMB349.2 million (US$47.8 million), compared with RMB403.0 million in the full year of 2023.

●	Fulfillment expenses decreased by 29.2% to RMB76.1 million (US$10.4 million), or 18.2% of total revenues, from RMB107.5 million, or 16.8% of total revenues, in the full year of 2023. The decrease was primarily due to the same factors that led to the quarterly decrease.

●	Sales and marketing expenses decreased by 19.8% to RMB97.0 million (US$13.3 million), or 23.2% of total revenues, from RMB121.0 million, or 18.9% of total revenues, in the full year of 2023. The decrease was mainly due to the reduction in member management fees.

●	Technology and content expenses decreased by 14.8% to RMB45.6 million (US$6.3 million), or 10.9% of total revenues, from RMB53.5 million, or 8.4% of total revenues, in the full year of 2023. The decrease was primarily due to the same factors that led to the quarterly decrease.

●	General and administrative expenses increased by 7.9% to RMB130.5 million (US$17.9 million), or 31.2% of total revenues, from RMB121.0 million, or 18.9% of total revenues, in the full year of 2023. The increase was primarily due to the same factors that led to the quarterly decrease.

Loss from operations was RMB136.3 million (US$18.7 million), compared with RMB80.6 million in the full year of 2023.

Financial income, net was RMB17.3 million (US$2.4 million), compared with financial loss, net of RMB60.2 million in the full year of 2023, primarily due to an increase in the fair value changes of equity securities investments.

Net loss was RMB123.1 million (US$16.9 million), compared with RMB165.1 million in the full year of 2023.

Adjusted net loss3 was RMB120.7 million (US$16.5 million), compared with RMB166.0 million in the full year of 2023.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.06 (US$0.01), compared with RMB0.08 in the full year of 2023.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net loss as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation.

The Company presents adjusted net loss because it is used by management to evaluate operating performance and formulate business plans. Adjusted net loss enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation.” The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net loss. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Monday, April 21, 2025 at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time to discuss its earnings. Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Yunji Inc.

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	1-877-344-7529
International	1-412-317-0088
Replay Access Code	1068073

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	517,542	219,365	30,053
Restricted cash	27,169	23,467	3,215
Short-term investments	7,195	-	-
Accounts receivable, net	64,312	56,233	7,704
Advance to suppliers	14,058	9,810	1,344
Inventories, net	42,716	29,448	4,034
Amounts due from related parties	1,361	662	91
Prepaid expenses and other current assets[4]	134,247	177,187	24,275

Total current assets	808,600	516,172	70,716

Non-current assets
Property and equipment, net	175,451	205,450	28,147
Land use rights, net[5]	-	174,437	23,898
Long-term investments	364,159	364,534	49,941
Operating lease right-of-use assets, net	16,507	13,809	1,892
Other non-current assets[6]	189,067	78,050	10,692

Total non-current assets	745,184	836,280	114,570

Total assets	1,553,784	1,352,452	185,286

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	96,782	54,678	7,491
Deferred revenue	9,412	8,596	1,178
Incentive payables to members[7]	124,889	66,039	9,047
Member management fees payable	4,373	1,263	173
Other payable and accrued liabilities	109,200	126,177	17,286
Amounts due to related parties	3,535	1,645	225
Operating lease liabilities - current	3,376	3,845	527

Total current liabilities	351,567	262,243	35,927

Non-current liabilities
Operating lease liabilities	11,122	7,808	1,070
Other non-current liabilities	-	4,355	597

Total non-current liabilities	11,122	12,163	1,667

Total Liabilities	362,689	274,406	37,594

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$

Shareholders’ equity
Ordinary shares	70	70	10
Less: Treasury stock	(116,108)	(113,334)	(15,527)
Additional paid-in capital	7,328,680	7,328,336	1,003,978
Statutory reserve	16,254	16,726	2,291
Accumulated other comprehensive income	85,291	93,145	12,761
Accumulated deficit	(6,123,971)	(6,247,557)	(855,911)
Total Yunji Inc. shareholders’ equity	1,190,216	1,077,386	147,602
Non-controlling interests	879	660	90
Total shareholders’ equity	1,191,095	1,078,046	147,692
Total liabilities and shareholders’ equity	1,553,784	1,352,452	185,286

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	112,330	75,499	10,343	500,651	330,535	45,283
Marketplace revenue	34,259	19,451	2,665	130,188	79,466	10,887
Other revenues	2,558	2,173	298	9,370	7,650	1,048
Total revenues	149,147	97,123	13,306	640,209	417,651	57,218
Operating cost and expenses:
Cost of revenues	(79,613)	(50,240)	(6,883)	(332,774)	(211,311)	(28,949)
Fulfilment	(24,845)	(16,372)	(2,243)	(107,472)	(76,126)	(10,429)
Sales and marketing	(28,478)	(30,173)	(4,134)	(121,039)	(96,965)	(13,284)
Technology and content	(12,033)	(8,492)	(1,163)	(53,490)	(45,627)	(6,251)
General and administrative	(44,477)	(71,146)	(9,747)	(120,951)	(130,462)	(17,873)
Total operating cost and expenses	(189,446)	(176,423)	(24,170)	(735,726)	(560,491)	(76,786)
Other operating income	780	1,650	226	14,898	6,544	896
Loss from operations	(39,519)	(77,650)	(10,638)	(80,619)	(136,296)	(18,672)
Financial (loss)/ income, net	(23,427)	(2,578)	(353)	(60,226)	17,333	2,375
Foreign exchange income/(loss), net	723	(2,608)	(357)	(6,743)	2,127	291
Other non-operating income/(loss), net	31	158	22	(2,405)	785	108
Loss before income tax expense, and equity in loss of affiliates, net of tax	(62,192)	(82,678)	(11,326)	(149,993)	(116,051)	(15,898)
Income tax expense	(1,328)	(368)	(50)	(7,851)	(2,009)	(275)
Equity in loss of affiliates, net of tax	(2,331)	(1,998)	(274)	(7,276)	(5,061)	(693)
Net loss	(65,851)	(85,044)	(11,650)	(165,120)	(123,121)	(16,866)
Less: net income/(loss) attributable to non-controlling interests shareholders	11	9	1	9	(11)	(2)
Net loss attributable to YUNJI INC.	(65,862)	(85,053)	(11,651)	(165,129)	(123,110)	(16,864)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(65,862)	(85,053)	(11,651)	(165,120)	(123,110)	(16,864)
Net loss	(65,851)	(85,044)	(11,650)	(165,120)	(123,121)	(16,866)
Other comprehensive income
Foreign currency translation adjustment	(10,302)	12,023	1,647	22,178	7,854	1,076
Total comprehensive loss	(76,153)	(73,021)	(10,003)	(142,942)	(115,267)	(15,790)
Less: total comprehensive income/(loss) attributable to non-controlling interests shareholders	11	9	1	9	(11)	(2)
Total comprehensive loss attributable to YUNJI INC.	(76,164)	(73,030)	(10,004)	(142,951)	(115,256)	(15,788)
Net loss attributable to ordinary shareholders	(65,862)	(85,053)	(11,651)	(165,129)	(123,110)	(16,864)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,966,998,532	1,968,797,989	1,968,797,989	1,971,108,505	1,967,498,669	1,967,498,669
Net loss per share attributable to ordinary shareholders
Basic	(0.03)	(0.04)	(0.01)	(0.08)	(0.06)	(0.01)
Diluted	(0.03)	(0.04)	(0.01)	(0.08)	(0.06)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	401	349	48	1,554	1,450	198
General and administrative	377	164	22	503	774	106
Fulfillment	46	35	5	(2,525)	92	13
Sales and marketing	57	35	5	(417)	114	16
Total	881	583	80	(885)	2,430	333

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(65,851)	(85,044)	(11,650)	(165,120)	(123,121)	(16,866)
Add: Share-based compensation	881	583	80	(885)	2,430	333
Adjusted net loss	(64,970)	(84,461)	(11,570)	(166,005)	(120,691)	(16,533)

1.	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.
2.	“Repeat purchase rate” in a given period is calculated as the number of transacting members who purchased not less than twice divided by the total number of transacting members during such period. “Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned. “Repeat purchase rate” only considers orders placed through the Company’s app. Repeat purchases made through the Company’s mini-programs are excluded from the calculation.
3.	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable Financial Measures” set forth at the end of this press release.
4.	As of December 31, 2024, Short-term loan receivables of amount RMB149,570 were included in the prepaid expenses and other current assets balance, which represent the principal and interest to be collected on loans provided by the Group to third-party companies.
5.	In June 2024, the Company won the bid for a parcel of land located in Xiaoshan District, Hangzhou, China, covering approximately 10 thousand square meters (the “Hangzhou Land Parcel”) and entered into an agreement with the local government to acquire the land use right of the Hangzhou Land Parcel for an aggregate consideration of approximately RMB171.5 million. In July 2024, the Company obtained the certificate of the land use right and carried the land use right at cost less accumulated amortization and impairment losses, if any. The Company intends to construct a new office building on the Hangzhou Land Parcel to use it as its new headquarters and also lease offices to external parties. The total amount for the land acquisition and office building construction is expected to be approximately RMB600.0 million. The Company intends to fund the land acquisition and building construction through cash on hand and bank financing.
6.	Impairment of long-lived assets other than goodwill recognized for the years ended December 31, 2023 and 2024 was nil and RMB26.1 million, respectively, which was recorded in general and administrative expenses.
7.	As of December 31, 2024, the decrease in incentive payables was primarily due to derecognition of long-aged payables to inactive members.